INVEST IN **TAINR**

Smart refill kiosks to eliminate plastic packaging from our food







TAINR
20+ Kiosks Waitlisted
TAINR

gotainr.com Los Angeles CA

Female Founder | B2B | Food & Beverage | Hardware | Retail

LEAD INVESTOR

Julio Jaramillo

My decision to invest in TAINR was a no-brainer after considering 3 key factors: 1. The size of the market that TAINR can disrupt, with it's sophisticated kiosks, is very large. Having the ability to partner with the nation's largest food retailers provides a win-win scenario for all stakeholders. 2. The environmental impact that TAINR delivers, while creating no new waste, is a game changer for the food delivery industry. In addition to the positive results for our oceans and landfills, the food retailers can accelerate their sustainability pledges to their shareholders immediately upon implementation. 3. The leadership team spearheading the future success of TAINR is all-in and fully committed to it's success. Their knowledge, engineering backgrounds, and life-long dedication to this project impress me every time we meet.

Invested $50,000 this round & $50,000 previously

Highlights

1. 🤝 20+ kiosks waitlisted for production with grocers via signed Letters of Intent (LOIs)
2. 🟥 CTO is Co-Inventor of RedBox. Founding team from GE, Pepsi, LG, LA Cleantech Incubator
3. ✨ Innovator in the Reuse Catalyst Cohort with activators like Target, Walmart, Unilever, Nestle
4. ♻️ Our patented refill technology is a real solution to the plastic crisis
5. 😀 5x more efficient and fits 30% more product vs traditional bulk aisle
6. 🦠 Seamless, 100% hygienic shopping experience
7. 🤑 $230B TAM in the US for dry consumer products market
8. 🇨🇴 Latinx & female-founded company based in Los Angeles

Our Team



Camilo Giraldo Co-Founder & CEO

The visionary. Chemical engineer turned eco entrepreneur. Launched LA Cleantech Incubator's Advanced Prototyping Center to equip startups with hardware. 10+ years bringing ideas to manufacturing with a mission to foster sustainability in the climate era.



Kathy Silva Co-Founder & COO

The integrator. Hates plastic waste and loves food. On a mission to transform our food system from wasteful to sustainable, regenerative, and equitable. 10+ years experience bringing hardware ideas into reality. Former manufacturing engineer at GE.



Philip Tomasi Co-Founder & CTO

The inventor. Co-Inventor of RedBox DVD kiosks. 40+ years of product development experience and multiple patents. Built a career designing plastic into products and is now designing a plastic-free legacy for future generations.

Why Is It So Hard To Buy Food Without Single-Use Plastic Waste?





We've all seen it – Plastic is an environmental disaster. The good news is ...

> *If we reused just 20% of packaging we could slash ocean waste in half, according to the World Economic Forum.*

We interviewed 500+ grocery shoppers and found that the overwhelming majority want to reduce their plastic footprint but are frustrated with the limited options available.

After 6 years of designing breakthrough products for Fortune 500 companies, we jumped on the opportunity to make a difference.



> **We invented TAINR** - a refill kiosk that's been tested with shoppers and retailers in LA who are eager to adopt our sustainable solution.

We now have signed Letters of Intent (LOIs) with grocers who are ready to deploy 20+ kiosks.

We're opening this community round because we need your investment to scale our manufacturing and make TAINR available for shoppers like you.

> This is your opportunity to join the **Refill Revolution** and **invest in the circular economy!**

Grocery Stores are Stuck in the 1970s



Grocery stores today are plagued by inefficiencies, labor shortages, and insufficient data collection.

For example, **grocers lost $11B to out-of-stock items in 2021**, which could have been prevented with real-time inventory data.

With new tech like:


Inventory Robots


Smart Carts


Just Walk Out Stores

6.3 million retail workers quit their jobs in the first 10 months of 2021 with burnout being cited as the #1 reason

Amazon acquired Whole Foods in 2018 challenging competitors to quickly modernize with tech.

Despite this tech overhaul, there's still no modern solution to meet market demand and regulatory pressure for sustainable, plastic-free groceries.

But isn't the bulk aisle zero waste?

Bulk: An Antiquated Solution to Today's Plastic Problem

Shoppers

It's theoretically possible to shop zero waste with the bulk section, but…


Hygiene Concerns


It's inconvenient (**Scales, pencils, and PLUs**)


Surprise at check out


It's incompatible with BYO (**Bringing your own**) containers



Retailers & Brands

The bulk section is one of the most profitable sections in **natural grocery stores** but…


Sales dropped by 50% after Covid because of **hygiene concerns**


There is constant shrinkage from product abandonment, spillage, snacking, and mislabeling (~$2k/mo/store)


Lacks **real-time** inventory data


Making it **labor intensive** to manage the inventory


Not optimizing real estate (ie 25% of gravity bins occupied by air)

21st Century Refill Technology



TAINR
Plastic-free Shopping
FAST COMPANY
2023 World Changing Ideas Awards Honoree

TAINR modernizes the grocery store's outdated bulk aisle with a smart refill kiosk that moves inventory efficiently, reduces restocking times, eliminates product losses and single-use plastic packaging waste.



Retailers & Brands
Real-Time Inventory Data
Eliminate Shrinkage
Decrease Labor Costs
Brand Loyalty
Meet Plastic Reduction Legislation
Shoppers
Plastic Free Shopping, Made Easy
Minimum Steps, Minimum Germs
Full Control Over Quantities & Spending

TAINR benefits shoppers, retailers, and CPGs by connecting them like never before to easily eliminate plastic waste.

A Seamless Refill Experience

In order for refill systems to go mainstream, they must be convenient and interactive.

> **66% of shoppers say** interactive tech makes them choose one store over another.

With TAINR, shoppers order their food via the kiosk's touch screen interface or on the TAINR mobile app.



Shoppers easily **select products by price, fill level, or weight**. This eliminates any guesswork or surprises at checkout.



9:41
TAINR
My Favorites

9:41
Fill the Container
Almonds


Walnuts
Cashews
Almonds
Rice
$10.00
Add to Cart

Shoppers want a clean experience -- **Minimum steps means minimum germs** with hygienic and contactless dispensing.


TAINR

> **If it fits, it (re)fills!** Compatible with all reusable containers. Many options, none are plastic.



A Big Win for Retailers and Brands

Access real-time inventory data through our enterprise dashboard, optimizing supply & demand with minimal effort. Notifications are sent when inventory is low to facilitate ordering and replenishment.


TAINR
Search
Inventory
Walnuts
Cashews
Almonds
Rice
Quinoa
Oats
Lentils
Beans
Garbanzos
Flax
Chia
Coffee

With detailed analytics retailers and CPG's engage with consumers and measure first party data like traffic engagement, conversion, and dwell-time metrics.


TAINR
Search
Dashboard
3027
Product In
2698
Product Out
$27,003.98
Products
26
194.75lb
Cashews
Nuts
Almonds
Grains
Lentils
Seeds



Instantly update product labels and communicate directly with customers.

Imagine - A major cereal producer uses TAINR to dispense their products. The branding opportunities are endless with our kiosk.

Our smart inventory bins **cut restocking times in half** so employees can focus on what really matters- customer service.



TAINR

Retailers are Lined Up for Pilot Programs













We're emerging from stealth development with a fully functioning prototype kiosk and a patent for its revolutionary design.

Our next step is to raise enough funds to build production-grade kiosks.

We've secured signed LOIs (Letters of Intent) for **pilot programs and 20+ kiosks** from retailers around Southern California.

Furthermore, as a cohort member of the US Plastics Pact Reuse Catalyst inaugural program, we are in direct engagement with major corporations like Target, Walmart, Unilever, Nestle, and **more**.

Product Development is our Sauce









Camilo Giraldo
CEO & Co-Founder
Kathy Silva
COO & Founder
Philip Tomasi
CTO & Co-Founder
Advisors
Jim Winett
Product Strategy
Austin Gibb
Financial Strategy















We're a team of engineers and designers with a passion for the environment who have been collaborating for over 6 years. We've developed hundreds of products from ideas to manufacturing for Fortune 500 companies.





Our CTO and Co-Founder Philip Tomasi is the inventor of the RedBox DVD dispenser you still see at supermarkets today.

We're a Latinx and woman-founded company based out of LA and are committed to innovating in the circular economy for a more sustainable future.

TAM: $230B Dry Dispensable Consumer Products





Personal Care & Household $5B
Pet Food & Treats $40B
$230B Market
Dry Foods $185B

Revenue Model

TODAY
Subscription
% From product Sales
Containers Sales
TOMORROW
Shoppers Data
Digital Marketing

Our technology enables multiple revenue streams that are adaptable and expandable to meet the characteristics of various opportunities.

Unit Economics

TAINR - Kiosk/Month
Revenue $3,556
COGS $966
Margin $2,590
Store Returns: Kiosk/Month
w/o TAINR w/ TAINR
Revenue $49,385 $53,405
COGS $37,640 $40,318
Margin $11,745 $13,087



Kiosk Payback Period
· Early stage - 12 Months
· At scale - 6 Months
Impact
· Single-use plastic - 7,000 bags
· Plastic Eliminated - 155 lbs
· CO2 GHG Averted ~ 0.2 Tons
Margin Increase %
11%
Savings
· Operational labor
· Eliminate product losses - 2%

Go-to-Market Strategy



WHOLE FOODS
SPROUTS FARMERS MARKET
EREWHON
JIMBO'S
2024
Unilever
TARGET
Kellogg's
2025
7 ELEVEN
Ucla
LAX
2026
SONY PICTURES STUDIOS
Google
2027
Grocery Retailers
Large CPG's
Institutional & C-stores
Office Campus

Forward-looking projections are not guaranteed.

We are starting with Natural Grocers as our early adopters and plan to quickly expand beyond the bulk aisle through partnerships with major brands and retailers. TAINR can be deployed in convenience stores, airports, college campuses, sports arenas, co-working spaces, and more.

Anywhere with a vending machine can have a TAINR.



Competitive Advantage

GRAB & GO
PICK ME UP!

	TAINR	Other smart bulk solutions
Scales Outside of Store Setting	✔	×
Plug & Play - No Installation	✔	×
Contactless -Hygienic Dispensing	✔	×
Space and Labor Efficient	✔	×
Modular - Scales with Demand	✔	×
Container - If it fits, it Fills	✔	×

Use of Funds: Invest in the Circular Economy



$500K
SAFE
6%
Marketing
22%
R&D & IP



32% Team & Ops

40% Manufacturing

We'd love to have you by our side
as we build a plastic-free future.

FAQ



Do I have to be an accredited investor to invest?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

What is the minimum amount I can invest?

$200.

What's the maximum I am legally allowed to invest?

Through Regulation Crowdfunding everyone can invest at least $2,200. How much you're able to invest above that depends on your net income and net worth. You can see how much you're allowed to invest by entering those two numbers under "Investor Limits" here (once you've created and logged in to a Wefunder account).

While you may be legally able to invest more, your investment may be lowered depending on the interest we receive in this round.

Can I invest if I don't live in the United States?

With a few exceptions, investments can be accepted from international investors as long as you represent that you are complying with the law in your country. Here's a step-by-step guide on investing from outside the US.

The only exceptions are the Canadian provinces of Quebec, Ontario, and Alberta which have requested that Wefunder bar their residents from investing on Wefunder's platform, as well as certain sanctioned countries.

What fees do investors pay?

For payments made by bank ACH, wires, or checks, Wefunder charges investors a transaction fee of 2%, with a minimum of $8 and a max of $100. For credit cards, Apple Pay, or Google Pay, Wefunder charges a 5% fee, with a minimum of $8 and no maximum.

How will I make a return on my investment, and when?

We're not able to make lots of future projections, but we have big ambitions for the company. We are working on a new way of buying food. We think the best way to achieve that is to build a successful independent company, which could involve going public one day, but for now we are focused on building.

Under the terms of our crowd-round, our post money valuation cap is $10M. If we have a successful exit in the future (like an IPO, merger, or acquisition) for more than that amount, you'll see a return on your investment.

Where can I ask a question?

You can ask any questions you have in the "Ask A Question" section of this page.